Exhibit 99.1

Press Release

VTTI Energy Partners LP Receives Buyout Offer from VTTI B.V.

LONDON – March 2, 2017 – VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) announced today that the Board of Directors of VTTI Energy Partners GP LLC (the “GP Board”) has received a proposal from VTTI B.V. (“VTTI”) pursuant to which VTTI would acquire through a wholly owned subsidiary all publicly held common units of the Partnership in exchange for $18.75 per common unit, representing a 3% premium over the 30 trading day volume weighted average price as of March 1, 2017. If approved, the transaction would be effected through a merger of the Partnership with a wholly owned subsidiary of VTTI. The Partnership expects that the Board of Directors of VTTI Energy Partners GP LLC (the “GP Board”) will form a Conflicts Committee (the “Conflicts Committee”) comprised of independent directors, which will evaluate and, if appropriate, approve the proposal and recommend that the full GP Board and the Partnership’s unitholders approve the proposal.

In its offer letter to the GP Board, VTTI indicated the reasons for the proposed merger include the following:

•	Despite two drop down transactions and six distribution increases since mid-2015, the Partnership’s common units have performed below VTTI’s expectations even amidst recent improvement in commodity prices and investor sentiment in the broader market.

•	Given the trading levels of the Partnership’s common units, the resulting increased cost of capital and the liquidity challenges associated with the Partnership’s relatively small public float and other factors, VTTI does not intend to execute any further dropdowns to the Partnership of additional assets or equity interests in VTTI MLP B.V., the holding company for the Partnership’s operating subsidiaries.

•	In the absence of further dropdowns and in light of VTTI’s view of the master limited partnership sector in general and the Partnership in particular, VTTI believes that the offer price represents an attractive valuation to the Partnership’s public unitholders and a greater valuation than will be achieved by those unitholders in the near to medium term through their ownership of the Partnership’s common units.

The proposed transaction is subject to the negotiation and approval of mutually satisfactory definitive documentation by the GP Board and the VTTI board of directors and the execution thereof by the parties thereto. If a definitive agreement is reached, the transaction will also require approval by at least a majority of the holders of outstanding common units (other than those common units held by VTTI and its affiliates) and subordinated units in the Partnership. The transaction would be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminalling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.7 million barrels.

About VTTI B.V.

VTTI B.V. is a fee-based, growth-oriented business formed to own, operate, develop and acquire refined petroleum product and crude oil terminalling and related energy infrastructure assets on global scale. VTTI B.V.’s assets include interests in a broad-based portfolio of terminals that are strategically located throughout the world with a combined total storage capacity of 54 million barrels including assets under construction.

Forward Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in the Partnership’s Annual Report filed on Form 20-F with the SEC on April 29, 2016.

For additional information contact:

VTTI ENERGY PARTNERS LP:

Robert Abbott

Chief Financial Officer

Email: abb@vtti.com

Tel:    +44 20 3772 0110

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval with respect to the proposed transaction. This communication relates to a proposed business combination between VTTI and the Partnership. In connection with the proposed transaction, the Partnership expects to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and other documents with the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of the Partnership. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s internet website for investors at http://www.vttienergypartners.com. Investors and security holders may also read and copy any reports, statements and other information filed by the Partnership with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participation in the Solicitation of Votes

VTTI and the Partnership and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 29, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.